Exhibit 99.1

Alvotech

Unaudited Condensed Consolidated

Interim Financial Statements as of

30 June 2022 and for the six months

ended 30 June 2022 and 30 June 2021

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	3

Unaudited Condensed Consolidated Interim Statement of Financial Position	4 - 5

Unaudited Condensed Consolidated Interim Statements of Cash Flows	6 - 7

Unaudited Condensed Consolidated Interim Statements of Changes in Equity	8

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	9 - 27

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

USD in thousands, except for per share amounts	Notes	Six months ended 30 June 2022	Six months ended 30 June 2021
Product revenue	5	3,932	—
License and other revenue	5	36,186	2,008
Other income		142	348
Cost of product revenue		(17,813)	—
Research and development expenses		(86,884)	(90,403)
General and administrative expenses	1.1	(139,147)	(86,360)

Operating loss		(203,584)	(174,407)
Share of net loss of joint venture	21	(1,266)	(837)
Finance income	6	50,968	4
Finance costs	6	(52,406)	(123,575)
Exchange rate differences		4,744	(3,611)
Gain on extinguishment of financial liabilities		—	2,561

Non-operating profit / (loss)		2,040	(125,458)

Loss before taxes		(201,544)	(299,865)
Income tax benefit	7	17,073	25,918

Loss for the period		(184,471)	(273,947)

Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(4,243)	243

Total comprehensive loss		(188,714)	(273,704)

Loss per share
Basic and diluted loss for the period per share	8	(1.02)	(2.77)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statement of Financial Position

USD in thousands	Notes	30 June 2022	31 December 2021
Non-current assets
Property, plant and equipment	9	87,411	78,530
Right-of-use assets	10	131,069	126,801
Goodwill		11,436	12,367
Other intangible assets	11	22,857	21,509
Contract assets	5	14,838	1,479
Investment in joint venture	21	51,334	55,307
Other long-term assets		3,915	1,663
Restricted cash	12	25,001	10,087
Deferred tax assets	7	187,976	170,418

Total non-current assets		535,837	478,161

Current assets
Inventories	13	54,664	39,058
Trade receivables		5,304	29,396
Contract assets	5	24,998	17,959
Other current assets	14	23,758	14,736
Receivables from related parties	19	1,498	1,111
Cash and cash equivalents	12	128,438	17,556

Total current assets		238,660	119,816

Total assets		774,497	597,977

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statement of Financial Position

USD in thousands	Notes	30 June 2022	31 December 2021
Equity
Share capital	15	2,076	135
Share premium	15	1,026,282	1,000,118
Translation reserve		426	4,669
Accumulated deficit		(1,325,005)	(1,140,534)

Total equity		(296,221)	(135,612)

Non-current liabilities
Borrowings	16	438,187	398,140
Derivative financial liabilities	22	197,470	—
Other long-term liability to related party	19	7,440	7,440
Lease liabilities	10	115,304	114,845
Long-term incentive plan	17	4,408	56,334
Contract liabilities	5	29,982	44,844
Deferred tax liability		141	150

Total non-current liabilities		792,932	621,753

Current liabilities
Trade and other payables	13	44,726	28,587
Lease liabilities	10	7,282	7,295
Current maturities of borrowings	16	120,836	2,771
Liabilities to related parties	19	4,738	638
Contract liabilities	5	32,328	29,692
Taxes payable		1,047	841
Other current liabilities	20	66,829	42,012

Total current liabilities		277,786	111,836

Total liabilities		1,070,718	733,589

Total equity and liabilities		774,497	597,977

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statements of Cash Flows

USD in thousands	Notes	Six months ended 30 June 2022	Six months ended 30 June 2021
Cash flows from operating activities
Loss for the period		(184,471)	(273,947)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability	17	(4,803)	—
Share listing expense	1.1	83,411	—
Long-term incentive plan	17	5,555	61,201
Depreciation and amortization		9,977	8,928
Impairment of property, plant and equipment		—	2,066
Impairment of other intangible assets		—	3,993
Share of net loss of joint venture	21	1,266	837
Finance income	6	(50,968)	(4)
Finance costs	6	52,406	123,575
Gain on extinguishment of financial liabilities		—	(2,561)
Exchange rate difference		(4,744)	3,611
Income tax benefit	7	(17,073)	(25,918)

Operating cash flow before movement in working capital		(109,444)	(98,219)
Increase in inventories		(15,606)	(10,276)
(Increase) / decrease in trade receivables		24,092	(5,149)
Increase in net liabilities with related parties		2,825	2,756
(Increase) / decrease in contract assets		(20,398)	20,491
Increase in other assets		(11,384)	(5,504)
Increase in trade and other payables		17,408	7,712
Increase / (decrease) in contract liabilities		(12,226)	23,989
Increase / (decrease) in other liabilities		(6,963)	1,032

Cash used in operations		(131,696)	(63,168)
Interest received		8	4
Interest paid		(9,220)	(21,570)
Income tax paid		(248)	—

Net cash used in operating activities		(141,156)	(84,734)

Cash flows from investing activities
Acquisition of property, plant and equipment		(17,660)	(6,606)
Disposal of property, plant and equipment		379	—
Acquisition of intangible assets		(9,309)	(366)
Restricted cash in connection with the amended bond agreement	12	(14,914)	—

Net cash used in investing activities		(41,504)	(6,972)

Unaudited Condensed Consolidated Interim Statements of Cash Flows

Cash flows from financing activities
Repayments of borrowings	16	(1,414)	(36,115)
Repayments of principal portion of lease liabilities	10	(5,033)	(3,016)
Proceeds from the Capital Reorganization	1.1	9,827	—
Gross proceeds from the PIPE Financing	1.1	174,930	—
Gross PIPE Financing fees paid	1.1	(5,561)	—
Proceeds from loans from related parties	16	110,000	—
Proceeds from new borrowings	16	10,786	114,282
Net proceeds on issue of equity shares	15	—	26,850

Net cash generated from financing activities		293,535	102,001
Increase in cash and cash equivalents		110,875	10,295
Cash and cash equivalents at the beginning of the period		17,556	31,689
Effect of movements in exchange rates on cash held		7	2

Cash and cash equivalents at the end of the period	12	128,438	41,986

Supplemental cash flow disclosures (Note 23)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

USD in thousands	Share capital	Share premium	Translation reserve	Accumulated deficit	Total equity
At 1 January 2021	73	166,740	4,974	(1,039,030)	(867,243)
Loss for the period	—	—	—	(273,947)	(273,947)
Foreign currency translation differences	—	—	243	—	243

Total comprehensive income / (loss)	—	—	243	(273,947)	(273,704)
Increase in share capital	6	127,520	—	—	127,526

At 30 June 2021	79	294,260	5,217	(1,312,977)	(1,013,421)

At 1 January 2022	135	1,000,118	4,669	(1,140,534)	(135,612)
Loss for the period	—	—	—	(184,471)	(184,471)
Foreign currency translation differences	—	—	(4,243)	—	(4,243)

Total comprehensive loss	—	—	(4,243)	(184,471)	(188,714)
PIPE Financing	175	169,193	—	—	169,368
Settlement of SARs with shares	35	30,267	—	—	30,302
Capital Reorganization	1,731	(173,296)	—	—	(171,565)

At 30 June 2022	2,076	1,026,282	426	(1,325,005)	(296,221)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. General information

Alvotech (the “Parent” or the “Company” or “Alvotech”), previously known as Alvotech Lux Holdings S.A.S., the surviving company after the Business Combination (as defined below) with, among other parties, Alvotech Holdings S.A. (the “Predecessor”), is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These unaudited condensed consolidated interim financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 31 August 2022.

The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a certain biosimilar product and has multiple biosimilar molecules.

1.1 Capital Reorganization

On 15 June 2022 (the “Closing Date”), the Company consummated the capital reorganization with Alvotech Holdings and OACB (the “Business Combination” or “Capital Reorganization”) pursuant to the business combination agreement, dated as of 7 December 2021, as amended by an amendment agreement dated 18 April 2022 and 7 June 2022 (the “Business Combination Agreement”), by and among the Company, Oaktree Acquisition Corp. II (“OACB”) and the Predecessor. The closing of the Business Combination resulted in the following transactions:

•

OACB merged with and into the Company, whereby (i) all of the outstanding ordinary shares of OACB (“OACB Ordinary Shares”) were exchanged for ordinary shares of Alvotech (“Ordinary Shares”) on a one-for-one basis, pursuant to a share capital increase of Alvotech and (ii) all of the outstanding warrants of OACB ceased to represent a right to acquire OACB Ordinary Shares and now represent a right to be issued one Ordinary Share, with Alvotech as the surviving company in the merger;

•	Alvotech redeemed and canceled the initial shares held by the initial sole shareholder of Alvotech pursuant to a share capital reduction of Alvotech;

•	The legal form of Alvotech changed from a simplified joint stock company (société par actions simplifiée) to a public limited liability company (société anonyme) under Luxembourg law; and

•

The Predecessor merged with and into the Parent, whereby all outstanding ordinary shares of the Predecessor (“Predecessor Ordinary Shares”) were exchanged for Ordinary Shares, pursuant to a share capital increase of Alvotech, with Alvotech as the surviving company in the merger.

Concurrently with the execution of the Business Combination Agreement, OACB and Alvotech entered into subscription agreements (“Subscription Agreements”) with certain investors (the “PIPE Financing”). On 15 June 2022, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, pursuant to the Subscription Agreements, in which subscribers collectively subscribed for 17,493,000 Ordinary Shares at $10.00 per share for an aggregate subscription price equal to $174.9 million.

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, OACB was treated as the “acquired” company for financial reporting purposes, with Alvotech Holdings S.A. being the accounting acquirer and accounting predecessor. Accordingly, the capital reorganization was treated as the equivalent of Alvotech issuing shares at the closing of the Business Combination for the net assets of OACB as of the Closing Date, accompanied by a recapitalization. The capital reorganization, which was not within the scope of IFRS 3 since OACB did not meet the definition of a business in accordance with that guidance, was accounted for within the scope of IFRS 2. In accordance with IFRS 2, Alvotech recorded a one-time non-cash share listing expense of $83.4 million, recognized as a general and administrative expense, based on the excess of the fair value of Alvotech shares issued, at the Closing Date, over the fair value of OACB’s identifiable net assets acquired. The fair value of shares issued was estimated based on a market price of $9.38 per share as of 15 June 2022.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

	Shares	(in 000s)
OACB Shareholders
Class A Shareholders	976,505
Class B Shareholders	5,000,000
OACB Earn Out Shares	1,250,000

Total Alvotech Shares issued to OACB shareholders	7,226,505
Fair value of Shares issued to OACB as of 15 June 2022		$56,060
Fair value of OACB Earn Out Shares issued to OACB as of 15 June 2022		9,100

Estimated fair market value		65,160

Adjusted net liabilities of OACB as of 15 June 2022		(18,251)

Difference – being the share listing expense		83,411

In connection with the Business Combination and PIPE Financing, the Company incurred $26.6 million of transaction costs, which represent legal, financial advisory, and other professional fees in connection with the Business Combination and PIPE Financing, during the six months ended 30 June 2022. Of this amount, $5.6 million represented equity issuance costs related to PIPE Financing that were capitalized in share premium. The remaining $21.0 million was recognized as general and administrative expense.

1.2 Information about shareholders

Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (“Aztiq”) and Alvogen Lux Holdings S.à r.l. (“Alvogen”), with 40.5% and 35.5% ownership interest as of 30 June 2022, respectively. The remaining 24.0% ownership interest is held by various shareholders, with no single shareholder holding more than 3.0% ownership interest as of 30 June 2022.

1.3 Impact of COVID-19, the Russia and Ukraine Conflict, and Economic Conditions

With the ongoing COVID-19 pandemic, the Group created a COVID-19 task force which implemented a business continuity plan to address and mitigate the impact of the pandemic on the Group’s business and operations across sites. As a result, in the short-term, the pandemic has not had a material impact on the Group’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or the Group’s operations as a whole. However, the extent to which the pandemic will impact the Group’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for the Ordinary Shares will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time, such as the ultimate direction of the pandemic, emergence and spread of new variants of the disease, travel restrictions, quarantines, social distancing, business closure requirements and the effectiveness of other actions taken globally to contain and treat the disease. The global economic slowdown, the overall disruption of global supply chains and distribution systems, the effects of this on the work of appropriate regulatory authorities in different regions and the other risks and uncertainties associated with the pandemic could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.

In February and March 2022, Russia began a military invasion of Ukraine. The global response to this invasion could have an adverse impact on the Group’s business, including the Group’s ability to market and sell products in Europe, by creating disruptions in global supply chain, and potentially having an adverse impact on the global economy, European economy, financial markets, energy markets, currency rates, and otherwise. Currently, the conflict has not had a material impact on the Group’s financial condition, results of operations, the timelines for biosimilar product development, expansion efforts or the Group’s operations as a whole.

The Company believes that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate it could have a material adverse effect on the Group’s business, financial condition, results of operations and growth prospects.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1.4 Going concern

The Group has primarily funded its operations with proceeds from the issuance of equity and the issuance of loans and borrowings to both related parties and third parties. The Group has also incurred recurring losses since its inception, including net losses of $184.5 million and $273.9 million for the six months ended 30 June 2022 and 2021, respectively, and had an accumulated deficit of $1,325.0 million as of 30 June 2022. The Group has not generated positive operational cash flow, largely due to the continued focus on biosimilar product development and expansion efforts.

As of 30 June 2022, the Group has cash and cash equivalents, excluding restricted cash, of $128.4 million and net current assets less current liabilities of ($39.1) million. The closing of the Business Combination and the PIPE Financing provided the Group with gross proceeds of $184.7 million that is expected to be used to finance the continuing development and commercialization of its biosimilar products. In advance of the closing of the Business Combination and in preparation for redemptions of OACB Ordinary Shares as further described below, the Company has secured a Standby Equity Purchase Agreement (“SEPA”) facility from YA II PN, Ltd (“Yorkville”) for up to $150.0 million. The Company also continues to finalize the terms of a debt facility with Sculptor Capital Investments, LLC (“Sculptor”). The debt facility is currently expected to provide Alvotech with funding between $75.0 million and $125.0 million. Negotiations remain ongoing, which may impact the final terms of the facility. The two facilities are intended to replace redemptions by OACB shareholders that occurred as part of the Business Combination.

Additionally, the Group expects to continue to source its financing during the development of its biosimilar products from new and existing out-license contracts with customers.

Furthermore, while the COVID-19 pandemic has not and is not expected to have a material financial or operational impact on the Group, the pandemic may significantly impact the Group’s business, biosimilar product development and expansion efforts, corporate development objectives and the value of and market for the Ordinary Shares. In light of these conditions and events, management evaluated whether there is substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated interim financial statements are issued.

As such, the unaudited condensed consolidated interim financial statements have been prepared on a going concern basis. Management continues to pursue the funding plans as described above, however there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all. If financing is obtained, the terms of such financing may adversely affect the holdings or the rights of the Group’s shareholders. The ability to obtain funding, therefore, is outside of management’s control and is a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

2.	Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended 30 June 2022 have been prepared in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB).

The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2021, except for the product revenue accounting policy and adoption of new and amended accounting standards effective as of 1 January 2022 set out below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in U.S. Dollar (USD) and all values are rounded to the nearest thousand unless otherwise indicated.

In the opinion of the Group’s management, the accompanying unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The unaudited condensed consolidated interim financial statements do not include all the notes and other information required in an annual financial report. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s audited Consolidated Financial Statements issued for the year ended 31 December 2021. The condensed consolidated statement of financial position as of 31 December 2021 was derived from the audited Consolidated Financial Statements at that date.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

3.	Significant changes in the current reporting period

The financial position and performance of the Group was impacted by the following events and transactions during the six months ended 30 June 2022:

•

Alvotech launched the lead product, AVT02 (adalimumab), a biosimilar to Humira®, in both Canada and selected European countries resulting in the first-time recognition of commercial sales that Alvotech presents as product revenue in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss. See Note 5 for further information.

•

In connection with an undertaking by Alvotech shareholders to ensure that Alvotech is sufficiently funded through the closing of the Business Combination by providing at least $50.0 million for the operations of Alvotech, Alvotech entered into interest free loan advances with Alvogen and Aztiq. On 22 February 2022, Alvotech, as borrower, withdrew $15.0 million under the facility from Alvogen, as lender. On 29 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million. On 11 March 2022, Alvotech, as borrower, withdrew $15.0 million under the facility from Aztiq, as lender. On 31 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million. See Note 16 for further information.

•

On 8 March 2022, Alvotech entered into an agreement with AbbVie Inc. and AbbVie Biotechnology Ltd with respect to AVT02 for the U.S. market (the “AbbVie U.S. Agreement”). Pursuant to the settlement component of the AbbVie U.S. Agreement, the parties agreed to stipulate to the dismissal of all claims, counterclaims and potential claims in the pending litigation. Under the licensing component of the AbbVie U.S. Agreement, AbbVie granted Alvotech a license effective 1 July 2023 to make, import, use, distribute, sell and offer for sale AVT02 in the U.S. and a license to manufacture, import and store a reasonable amount of AVT02 in anticipation of the commercial launch of AVT02 in the U.S. In return, Alvotech is obligated to pay a royalty to AbbVie in the single-digits of the net sales of AVT02 in the U.S. See Note 18 for further information.

•

On 11 April 2022, Alvotech, as borrower, entered into a loan agreement with Alvogen, as lender, for a loan of up to $40.0 million bearing an interest rate of 10% per annum. The loan was drawable in two separate installments of $20.0 million each. Each drawdown is subject to Alvogen approval. The repayment date is currently being renegotiated by the Company and Alvogen to coincide with potential additional capital raises in the future. On 12 April 2022, Alvotech withdrew the first installment of $20.0 million. Alvotech withdrew a second installment of $20.0 million on 9 May 2022, for aggregate indebtedness of $40.0 million. See Note 16 for further information.

•

On 1 June 2022, Alvotech, as borrower, also entered into a loan agreement with Alvogen, as lender, for a loan of $20.0 million bearing an interest rate of 10% per annum. Alvotech withdrew the entire loan amount of $20.0 million on 1 June 2022. The repayment date is currently being renegotiated by the Company and Alvogen to coincide with potential additional capital raises in the future. See Note 16 for further information.

•	On 15 June 2022, Alvotech closed the Business Combination Agreement and PIPE Financing with OACB. See Note 1.1 for further information.

•

In conjunction with the Business Combination, Alvotech terminated certain deferred compensation arrangements by entering into settlement agreements with three former employees and one current employee that had outstanding rights under the share appreciation rights. See Note 17 for further information on the settlement.

4.	New accounting policy and standards

Product Revenue

The Company recognizes revenue from the sale of its biosimilar products to commercial partners when control is transferred and the performance obligations have been satisfied. Revenue is recognized based on the net selling price from the commercial partners. Variable consideration is accounted for only to the extent that it is highly probable that a significant reversal in the revenue recognized will not occur.

In the six months ended 30 June 2022, the Group has applied, for the first time, the following revised international financial reporting standards (IFRS) issued by the IASB that are mandatorily effective for the period:

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

IAS 16 (Amendments) – Property, Plant and Equipment – Proceeds before Intended Use

The IASB issued amendments to IAS 16, which prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use; that is, proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognizes such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments also clarified the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2022. The adoption of the amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

IAS 37 (Amendment) – Onerous Contracts – Cost of Fulfilling a Contract

The IASB issued amendments to IAS 37 to specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labor or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. Instead, the entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2022. The adoption of the amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

Annual Improvements to IFRS Standards 2018-2020 Cycle

IFRS 9 Financial Instruments

The IASB issues amendments on IFRS 9, which clarifies that in applying the ‘10 percent’ test to assess whether to derecognize a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment. The amendments are applied to all financial statements and disclosures of the Group effective 1 January 2022. The adoption of the amendments did not have a material impact on the unaudited condensed consolidated interim financial statements of the Group.

5.	Revenue

Disaggregated revenue

The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the six months ended 30 June 2022 and 2021 (in thousands):

	30 June
	2022	2021
Product revenue (point in time revenue recognition)	3,932	—
License revenue (point in time revenue recognition)	424	930
Research and development and other service revenue (over time revenue recognition)	35,762	1,078

	40,118	2,008

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Contract assets and liabilities

A reconciliation of the beginning and ending balances of contract assets and contract liabilities related to Alvotech’s out-license contracts is shown in the table below (in thousands):

	Contract Assets	Contract Liabilities
1 January 2022	19,438	74,536
Contract asset additions	21,014	—
Customer prepayments	—	2,400
Revenue recognized	—	(14,060)
Foreign currency adjustment	(616)	(566)

30 June 2022	39,836	62,310

The increase in contract assets as of 30 June 2022 is primarily due to satisfaction of performance obligations which were not yet invoiced. Amounts are reclassed from contract assets to trade receivables when the Group has the right to invoice the customer and the receipt of consideration is only conditional upon the passage of time. The net decrease in contract liabilities as of 30 June 2022 is due to revenue recognized during the period. The Group presents contract assets and contract liabilities arising from the same customer contract on a net basis on the statements of financial position.

As of 30 June 2022, $14.8 million and $25.0 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 4 years. As of 30 June 2022, $30.0 million and $32.3 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 6 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.

Contract assets and contract liabilities as of 30 June 2021 were $14.2 million and $77.0 million, respectively. The Group recognized $0.9 million of revenue during the six months ended 30 June 2021.

6.	Finance income and finance costs

Finance income earned during the six months ended 30 June 2022 and 2021 is as follows (in thousands):

	30 June
	2022	2021
Changes in the fair value of derivative financial liabilities	50,920	—
Interest income from cash and cash equivalents	40	—
Other interest income	8	4

	50,968	4

Finance costs incurred during the six months ended 30 June 2022 and 2021 is as follows (in thousands):

	30 June
	2022	2021
Changes in the fair value of derivative financial liabilities	—	(67,624)
Interest on debt and borrowings	(35,153)	(51,321)
Special put option and consenting fee	(7,430)	—
Loss on remeasurement of bonds	(6,511)	—
Interest on lease liabilities	(3,312)	(3,066)
Amortization of deferred debt issue costs	—	(1,564)

	(52,406)	(123,575)

7.	Income tax

The Group’s effective tax rate for the six months ended 30 June 2022 and 30 June 2021 was 8.47% and 12.45% (after adjusting for certain non-tax effected Icelandic losses), respectively, resulting in a tax benefit in both periods. The effective tax rate for the six months ended 30 June 2022 is influenced by the losses incurred in Luxembourg, part of which are not tax deductible and no deferred tax asset is recognized on the rest. The tax benefit booked for the current period relates to the operational losses in

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Iceland and increases the deferred tax asset to $188.0 million as of 30 June 2022 (31 December 2021: $170.4 million). This is partly offset by a tax charge arising from currency translation on the historical cumulative tax losses in Iceland. This translation entry adjusts the USD value of the deferred tax asset on such losses which are utilizable in their local currency. The effective tax rate for the six months ended 30 June 2021 has lower losses in Luxembourg for which no tax is booked and greater losses in Iceland for which a tax benefit is taken.

8.	Loss per share

The calculation of basic and diluted loss per share for the six months ended 30 June 2022 and 2021 is as follows (in thousands, except for share and per share amounts):

	30 June
	2022	2021
Earnings
Loss for the period	(184,471)	(273,947)
Number of shares
Weighted average number of ordinary shares outstanding	181,695,118	98,826,739

Basic and diluted loss per share	(1.02)	(2.77)

During the six months ended 30 June 2022 and 2021, the calculation of diluted loss per share did not differ from the calculation of basic loss per share since the inclusion of potential Ordinary Shares pursuant to the Group’s earn out agreements, warrant agreements and former convertible loan agreements and convertible bond agreements would have been antidilutive. As such, 50,496,647 and 4,630,642 potential Ordinary Shares were excluded from the calculation of diluted loss per share for the six months ended 30 June 2022 and 2021, respectively.

9.	Property, plant and equipment

During the six months ended 30 June 2022, the Group acquired items of property, plant and equipment with a cost of $14.9 million, primarily consisting of facility equipment. The Group recognized $4.9 million and $4.1 million of depreciation expense for the six months ended 30 June 2022 and 2021, respectively. Disposal of assets in the six months ended 30 June 2022 amounted to $0.4 million.

During the six months ended 30 June 2022, the Group recognized no impairments of property, plant and equipment.

The Group pledged $15.2 million and $6.8 million of property, plant and equipment as collateral to secure bank loans with third parties as of 30 June 2022 and 31 December 2021, respectively.

10.	Leases

The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the six months ended 30 June 2022 is as follows (in thousands):

2022
Right-of-use assets
Balance at 1 January	126,801
Adjustments for indexed leases	5,938
New or renewed leases	3,015
Depreciation	(4,641)
Translation difference	(44)

Balance at 30 June	131,069

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the six months ended 30 June 2022 is as follows (in thousands):

2022
Lease liabilities
Balance at 1 January	122,140
Adjustments for indexed leases	5,938
New or renewed leases	1,592
Installment payments	(3,601)
Foreign currency adjustment	(3,526)
Translation difference	43

Balance at 30 June	122,586
Current liabilities	(7,282)

Non-current liabilities	115,304

The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2022 and 2021 in relation to the Group’s lease arrangements are as follows (in thousands):

	30 June
	2022	2021
Total depreciation expense from right-of-use assets	(4,641)	(3,880)
Interest expense on lease liabilities	(3,312)	(3,066)
Foreign currency difference on lease liability	3,526	(3,248)

Total amount recognized in profit and loss	(4,427)	(10,194)

The maturity analysis of undiscounted lease payments as of 30 June 2022 is as follows (in thousands):

2022
Less than one year	13,707
One to five years	49,757
Thereafter	108,169

171,633

11.	Other intangible assets

During the six months ended 30 June 2022, the Group acquired $1.8 million of software assets. The Group recognized $0.4 million and $0.5 million of amortization expense for the six months ended 30 June 2022 and 2021, respectively.

During the six months ended 30 June 2021, the Group recognized $4.0 million of impairments of other intangible assets for certain software projects under development that have been made redundant. The impairment charge has been recognized as an expense within “Research and development expenses” in the unaudited condensed consolidated statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2021.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

12.	Cash and cash equivalents and restricted cash

Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 30 June 2022 and 31 December 2021 is as follows (in thousands):

	30 June 2022	31 December 2021
Cash and cash equivalents denominated in US dollars	126,441	15,798
Cash and cash equivalents denominated in other currencies	1,997	1,758

	128,438	17,556

Restricted cash

Movements in restricted cash balances during the six months ended 30 June 2022 is as follows (in thousands):

2022
Balance at 1 January	10,087
Reclassification in connection with the amended bond agreement (See Note 16)	14,914

Balance at 30 June	25,001

The change in restricted cash is primarily driven by the amended bond agreement as further described in Note 16, whereby Alvotech is required to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account over the term of the bond agreement.

13.	Inventories

The Group’s inventory balances as of 30 June 2022 and 31 December 2021 are as follows (in thousands):

	30 June 2022	31 December 2021
Raw materials and supplies	36,735	26,590
Work in progress	19,812	13,730
Finished goods	48	—
Inventory reserves	(1,931)	(1,262)

	54,664	39,058

The increase in inventory from 31 December 2021 to 30 June 2022 is due to ongoing preparation for commercial launch of certain of the Group’s biosimilar product candidates. This increase in inventory primarily contributed to the increase in trade and other payables from 31 December 2021 to 30 June 2022.

14.	Other current assets

The composition of other current assets as of 30 June 2022 and 31 December 2021 is as follows (in thousands):

	30 June 2022	31 December 2021
Value-added tax	5,237	4,725
Prepaid expenses	17,367	9,320
Other short-term receivables	1,154	691

	23,758	14,736

The increase in other current assets from 31 December 2021 to 30 June 2022 is mainly due to an increase in prepayments for clinical studies and prepaid insurance.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

15.	Share capital

Movements in the Group’s Ordinary Shares, Predecessor Ordinary Shares, share capital and share premium during the six months ended 30 June 2022 is as follows (in thousands, except for share amounts):

	Ordinary Shares	Predecessor Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2022	—	13,481,799	135	1,000,118	1,000,253
PIPE Financing (Note 1.1)	17,493,000	—	175	174,755	174,930
Transaction costs on share issue	—	—	—	(5,562)	(5,562)
Capital Reorganization (Note 1.1)	186,576,505	(13,481,799)	1,731	63,304	65,035
Predecessor Earn Out Shares (Note 22)	38,330,000	—	—	(227,500)	(227,500)
OACB Earn Out Shares (Note 22)	1,250,000	—	—	(9,100)	(9,100)
SARs settlement (Note 17)	3,510,582	—	35	30,267	30,302

Balance at 30 June 2022	247,160,087	—	2,076	1,026,282	1,028,358

The Capital Reorganization resulted in the following share capital activity:

•	All of the outstanding Predecessor Ordinary Shares were exchanged for 180,600,000 Ordinary Shares and 38,330,000 Predecessor Earn Out Shares;

•	976,505 of Class A OACB Ordinary Shares were exchanged for Ordinary Shares;

•	6,250,000 of Class B OACB Ordinary Shares were exchanged for 5,000,000 Ordinary Shares and 1,250,000 OACB Earn Out Shares; and

•	17,493,000 Ordinary Shares were issued in the PIPE Financing.

No dividends were paid or declared during the six-month periods ended 30 June 2022 and 2021.

16.	Borrowings

The Group’s debt primarily consists of interest-bearing borrowings from financial institutions and related parties. Outstanding borrowings, net of debt issue costs, is as follows (in thousands):

	30 June 2022	31 December 2021
Bonds	432,903	394,129
Loans from related party	110,000	—
Other borrowings	16,120	6,782

Total outstanding borrowings, net of debt issue costs	559,023	400,911
Less: current portion of borrowings	(120,836)	(2,771)

Total non-current borrowings	438,187	398,140

The weighted-average interest rates of outstanding borrowings for the six months ended 30 June 2022 is 9.02%.

Bonds

In January and June of 2022, the Group amended the terms of the outstanding bonds. The amendments resulted in the following:

•	Following the close of the Business Combination, the interest rate will range from 7.5% to 10.0% depending on the amount of aggregate net proceeds, as defined by the terms of the agreement;

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

•	A $5.0 million consent fee, recognized as finance costs, due to the bondholders who did not vote against the Business Combination Agreement;

•	The requirement for Alvotech to maintain a minimum of $25.0 million of restricted cash in a separate liquidity account; and

•

A decrease in the interest rate to 7.5%, following the closing of the Business Combination, if the Company issues additional shares within six months of the Closing Date, resulting in the Company exceeding the amount of aggregate net proceeds, as defined in the bond agreement.

As a result of the closing of the Business Combination, there was a change in cash flows on the bonds related to the increase in interest rate from 7.5% to 10.0%. The Company remeasured the carrying value in accordance with IFRS 9 to the present value of the revised cash flows, and recognized a $6.5 million loss on the remeasurement of the bonds.

As of 30 June 2022, the outstanding balance on the bonds is $432.9 million. Accrued interest on the bonds as of 30 June 2022 is $1.7 million. The Group has the option, at any time, to prepay all or any part of the outstanding bonds. If the Group elects to prepay the bonds within the first three years of the bond agreement, the bondholders are entitled to be paid an additional premium of at least 2.0% of the outstanding principal at the time of such prepayment.

Related party loans

In connection with an undertaking by Alvotech shareholders to ensure that Alvotech was sufficiently funded through the closing of the Business Combination by providing at least $50.0 million for the operations of the Group, Alvogen and Aztiq provided interest free loan advances to Alvotech. On 22 February 2022, Alvotech borrowed $15.0 million under the facility from Alvogen, as lender. On 29 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million. On 11 March 2022, Alvotech borrowed $15.0 million under the facility from Aztiq, as lender. On 31 March 2022, Alvotech withdrew an additional amount of $10.0 million under the facility, for aggregate indebtedness of $25.0 million.

On 11 April 2022, Alvotech entered into a loan agreement with Alvogen, as lender, for a loan of up to $40.0 million bearing an interest rate of 10% per annum. The loan was drawable in two separate installments of $20.0 million each. On 12 April 2022, Alvotech withdrew the first installment of $20.0 million. Alvotech withdrew a second installment of $20.0 million on 9 May 2022 for aggregate indebtedness of $40.0 million. The repayment date, which was originally 30 days from the Closing Date, is currently being renegotiated by the Company and Alvogen.

On 1 June 2022, Alvotech also entered into a loan agreement with Alvogen, as lender, for a loan of $20.0 million bearing an interest rate of 10% per annum. Alvotech withdrew the entire loan amount of $20.0 million on 1 June 2022. The repayment date, which was originally 30 days from the Closing Date, is currently being renegotiated by the Company and Alvogen.

Other borrowings

On 22 February 2022, the Group entered into a credit facility agreement with Landsbankinn hf. with the ability to draw down an amount up to $18.3 million. The credit facility is in place to help finance equipment purchases in the future. Per the terms of the credit facility, any borrowings are required to be paid by 1 August 2022 and have a variable interest rate of USD SOFR plus a margin of 4.95%. As of 30 June 2022, the outstanding balance on the credit facility was $7.6 million.

On 22 February 2022, the Group entered into a loan agreement with Landsbankinn hf. for a principal amount of $3.2 million. The loan is in place to help finance equipment purchases. Per the terms of the loan agreement, annuity payments are due monthly with a final maturity in February 2029. The loan has a variable interest rate of USD SOFR plus a margin of 4.25%. As of 30 June 2022, the outstanding balance on the loan was $3.1 million.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Movements in the Group’s outstanding borrowings during the six months ended 30 June 2022 were as follows (in thousands):

2022
Borrowings, net at 1 January	400,911
Redemption of borrowings	(1,414)
Proceeds from new borrowings	10,786
New loans from related party	110,000
Accrued interest	27,711
Loss on remeasurement of bonds	6,511
Accretion of discount on bonds	4,552
Foreign currency exchange difference	(34)

Borrowings, net at 30 June	559,023

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 30 June 2022 is as follows (in thousands):

30 June 2022
Within one year	120,836
Within two years	2,479
Within three years	433,441
Within four years	558
Thereafter	1,709

559,023

The Group’s indebtedness also includes both interest-bearing and non-interest-bearing loans from related parties, Alvogen and Aztiq. The Group’s aggregate indebtedness from such related party loans is $110.0 million as of 30 June 2022. See Note 3 and Note 19 for further information.

17.	Long-term incentive plans

Share appreciation rights

The Group’s share appreciation rights (SAR) liability as of 30 June 2022 totaled $3.8 million. In connection with the closing of the Business Combination, the Company reached a settlement agreement for share appreciation rights previously awarded to certain current and former employees. The rights were settled as follows:

•

two former employees will each receive 1,755,291 Ordinary Shares to be issued one year after the Closing Date. In accordance with IFRS 2, the settlements were accounted for as a modification of a share-based payment transaction that changes the award’s classification from cash-settled to equity-settled;

•	one former employee will receive a $1.5 million cash payment in July 2022; and

•

one current employee can elect to receive a cash payment of $1.5 million or 150,000 Ordinary Shares to be issued one year after the Closing Date, which will be continued to be accounted for as SAR liability until the cash is paid or the employee elects to receive Ordinary Shares.

The settlement agreements resulted in a net $35.1 million decrease in the SAR liability, a $30.3 million increase in equity equal to the fair value of the Ordinary Shares issued to the two former employees, a $3.1 million increase in other current liabilities and gain of $4.8 million in general and administrative expense recognized for the difference between the extinguished liabilities and the fair value of consideration paid to the current and former employees.

Expense recognized for the Group’s SAR liability for the six months ended 30 June 2022 and 2021 totaled $0.6 million and $55.9 million, respectively. The vested portion of the Group’s SAR liability as of 30 June 2022 is $2.9 million. There were no other SARs granted or settled during the six months ended 30 June 2022 except for the four individuals whose awards were settled in connection with the closing of the Business Combination.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Significant assumptions used in the Finnerty model to determine the fair value of the Ordinary Shares to be issued for the settlement as of 15 June 2022 are as follows:

15 June 2022
Asset price	$9.38
Term (years)	1 year
Volatility factor	35.0%
Dividend yield	0.0%
Discount for lack of marketability	8.0%

The asset price is based on the public trading price of Ordinary Shares at the time of the settlement. The term is based on when the holder’s will no longer be restricted from trading the Ordinary Shares. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The dividend yield is based on the expected dividends to be paid out by the Company. The discount for lack of marketability reflects the timing of when the shares will be issued and can be traded by the holders.

Employee incentive plan

Movements in the Group’s employee incentive plan liabilities during the six months ended 30 June 2022 and 30 June 2021 is as follows (in thousands):

	30 June 2022	30 June 2021
Balance at 1 January	14,935	10,501
Additions	4,968	5,273
Payments	(943)	(686)

Balance at 30 June prior to reclassification	18,960	15,088
Reclassified to other current liabilities	(18,352)	—

Balance at 30 June	608	15,088

18.	Litigation

In 2022, prior to the issuance date of these unaudited condensed consolidated interim financial statements, the Group was involved in four litigations in the United States arising out of the development of its adalimumab biosimilar, and the filing of the corresponding biologics license application with the U.S. Food and Drug Administration.

On 8 March 2022, Alvotech entered into the AbbVie U.S. Agreement with AbbVie Inc. and AbbVie Biotechnology Ltd with respect to AVT02 for the U.S. market. Pursuant to the settlement component of the AbbVie U.S. Agreement, the parties agreed to stipulate to the dismissal of all claims, counterclaims and potential claims in the four U.S. litigations, with each party to bear its own fees and costs. The parties further agreed to release each other from certain claims and demands. Under the licensing component of the AbbVie U.S. Agreement, AbbVie granted Alvotech a license effective 1 July 2023 to make, import, use, distribute, sell and offer for sale AVT02 in the U.S. and a license to manufacture, import and store a reasonable amount of AVT02 in anticipation of the commercial launch of AVT02 in the U.S. Under the agreement, Alvotech may sublicense certain rights to Teva, as a commercialization partner, and may also sublicense to other parties subject to certain conditions. In return, Alvotech is obligated to pay a royalty to AbbVie in the single-digits of the net sales of AVT02 in the U.S. The agreement does not provide for upfront or milestone payments. The obligation of Alvotech to pay royalties shall terminate on the earlier of (i) 11 February 2025; or (ii) a determination that licensed patents are invalid or unenforceable, at which time the license granted will be deemed fully paid up and irrevocable. Each party has the right to terminate the agreement upon breach of certain terms of the agreement that remains uncured for a certain period of time. Additionally, AbbVie may terminate the agreement if Alvotech takes certain actions concerning the patentability, validity or enforceability of AbbVie’s patents in the U.S. with respect to AVT02.

The Group will continue to monitor developments of litigations and reassess the potential financial statement impact at each future reporting period.

The Group incurred $8.7 million in legal expenses during the six months ended 30 June 2022 in relation to these litigations. Aside from these matters, the Group was not a party to any material litigations or similar matters during that time period.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

19.	Related parties

Related party transactions as of and for the six months ended 30 June 2022 are as follows (in thousands):

	Purchased service / interest	Sold Service (d)	Receivables	Payables / Loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	889	—	—	85,889
Alvogen Aztiq AB – Sister company (a)	—	—	—	18
Aztiq Pharma Partners S.à r.l. – Sister company (a).	—	—	—	25,000
Fasteignafélagið Sæmundur hf. – Sister company	3,987	—	—	86,057
Alvogen Iceland ehf. – Sister company	470	180	—	484
Lotus Pharmaceuticals Co. Ltd. – Sister company (b).	—	—	—	7,440
Lotus International Pte. Ltd. – Sister company	—	2	18	—
Alvogen Emerging Markets – Sister company	98	—	—	34
Alvogen Inc. – Sister company	89	303	351	—
Alvotech and CCHT Biopharmaceutical Co., Ltd. (c)	—	—	752	—
Adalvo Limited – Sister company	545	215	112	545
Alvogen Pharma India Ltd. – Sister company	786	—	—	170
Flóki Invest ehf – Sister company	96	—	—	16
L41 ehf – Sister company	26	—	—	—
Alvogen Malta Sh. Services – Sister company	522	—	—	289
Alvogen Spain SL – Sister company	97	—	—	30
Norwich Clinical Services Ltd – Sister company	134	—	—	104
Lambhagavegur 7 ehf – Sister company	539	—	22	12,949
Fasteignafélagið Eyjólfur ehf – Sister company	—	196	243	—
FLÓKI fasteignir ehf. – Sister company	734	—	—	9,294

	9,012	896	1,498	228,319

(a)

The full amount of purchased service relates to interest expenses from long-term liabilities and the full amount of payables / loans are interest-bearing and non-interest bearing long-term liabilities (see Note 16).

(b)	Payables to Lotus Pharmaceuticals Co. Ltd. is presented as “Other long-term liability to related party” on the unaudited condensed consolidated interim statements of financial position.
(c)

The amount receivable from Changchun Alvotech Biopharmac. Co. Ltd. relates to amounts due for reference drugs used in research and development studies and certain consulting fees incurred by the Group.

(d)

Sold service consists of income earned from support service arrangements with Alvogen, and is presented as “Other income” on the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Related party transactions as of and for the six months ended 30 June 2021 and as of 31 December 2021 are as follows (in thousands):

	30 June 2021		31 December 2021
	Purchased service / interest	Sold service	Receivables	Payables/ loans
Alvogen Lux Holdings S.à r.l. – Sister company (a)	5,275	—	—	—
Alvogen Aztiq AB – Sister company (a)	123	—	—	43
Aztiq Pharma Partners S.à r.l. – Sister company (a)	8,463	—	—	—
Aztiq Investment Advisory AB (a)	—	—	2	—
Fasteignafélagið Sæmundur hf. – Sister company	3,859	—	—	83,770
Alvogen Iceland ehf. – Sister company	346	1,045	109	14
Alvogen ehf. – Sister company	—	—	2	—
Alvogen UK – Sister company	267	—	17	—
Lotus Pharmaceuticals Co. Ltd. – Sister company (b)	—	—	295	7,440
Alvogen Emerging Markets – Sister company	134	—	—	16
Alvogen Inc. – Sister company	—	—	301	—
Alvotech and CCHT Biopharmaceutical Co. Ltd (c)	—	—	320	—
Alvogen Pharma Pvt Ltd. – Sister company	122	—	—	13
Alvogen Malta (Outlicensing) Ltd – Sister company	453	—	65	229
Alvogen Malta Sh. Services – Sister company	512	—	—	283
Alvogen Spain SL – Sister company	148	—	—	23
Norwich Clinical Services Ltd – Sister company	—	—	—	17
FLÓKI fasteignir ehf. – Sister company	684	—	—	9,794
Lambhagavegur 7 ehf	110	—	—	12,661

	20,496	1,045	1,111	114,303

Commitments and guarantees

The Group does not have any contractual commitments with its related parties other than the receivables, loans and payables previously disclosed. Alvogen guarantees $9.4 million of the Group’s lease arrangements with other related parties.

Key management personnel

Compensation of key management personnel, which includes the Group’s executive officers, during the six months ended 30 June 2022 and 2021 was as follows (in thousands):

	30 June
	2022	2021
Short-term employee benefits	4,604	3,163
Other long-term benefits	194	63
Termination benefits	27	204

	4,825	3,430

The Group’s directors were not provided with any compensation during the six months ended 30 June 2022 and 2021.

20.	Other current liabilities

The composition of other current liabilities as of 30 June 2022 and 31 December 2021 is as follows (in thousands):

	30 June 2022	31 December 2021
Unpaid salary and salary related expenses	9,794	10,235
Accrued interest and financial fees	8,117	7,547
Accrued payable to Biosana	—	7,500
Accrued vacation leave	4,737	4,626
Employee incentive plan	21,635	—
Accrued transaction costs	13,970	1,520
Accrued expenses	8,576	10,584

	66,829	42,012

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

21.	Interests in joint ventures

The following table provides the change in the Group’s investment in joint venture for its 50% ownership of Alvotech & CCHT Biopharmaceutical Co., Ltd. (the “joint venture” or “JVCO”) during the six months ended 30 June 2022 and 2021 (in thousands):

	30 June
	2022	2021
Balance at 1 January	55,307	56,679
Share in losses	(1,266)	(837)
Translation difference	(2,707)	552

Balance at 30 June	51,334	56,394

The Group did not receive any dividends from JVCO during the six months ended 30 June 2022 and 2021. Furthermore, there were no commitments or contingencies outstanding with JVCO as of 30 June 2022. While there are no significant restrictions resulting from contractual arrangements with JVCO, entities in China are subject to local exchange control regulations. These regulations provide for restrictions on exporting capital from those countries, other than dividends.

22.	Financial instruments

As part of the Business Combination, Predecessor shareholders were granted a total of 38,330,000 Ordinary Shares subject to certain vesting conditions (“Predecessor Earn Out Shares”). One half of the Predecessor Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a volume weighted average price (“VWAP”) of $15.00 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $20.00 per share for any ten trading days within any twenty-trading day period. The Predecessor Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss and other comprehensive income or loss. The Predecessor Earn Out Shares had a fair value of $227.5 million at the Closing Date and $181.0 million as of 30 June 2022.

Former OACB shareholders were granted a total of 1,250,000 Ordinary Shares subject to certain vesting conditions (“OACB Earn Out Shares”). One half of the OACB Earn Out Shares will vest if, at any time during the five years following the closing of the Business Combination, the Alvotech ordinary share price is at or above a VWAP of $12.50 per share for any ten trading days within any twenty-trading day period, with the other half vesting at a VWAP of $15.00 per share. The OACB Earn Out Shares are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the statement of profit or loss and other comprehensive income or loss. The OACB Earn Out Shares had a fair value of $9.1 million at the Closing Date and $7.3 million as of 30 June 2022.

Additionally, as part of the Business Combination the Company assumed the 10,916,647 outstanding OACB warrants, on substantially the same contractual terms and conditions as were in effect immediately prior to the Business Combination. Each warrant entitles the holder to purchase one Alvotech ordinary share. The OACB warrants are accounted for as derivative financial liabilities in accordance with IAS 32 and will be subject to ongoing mark-to-market adjustments through the consolidated statement of profit or loss and other comprehensive income or loss. The OACB warrants had a fair value of $11.8 million at the Closing Date and $9.2 million at 30 June 2022. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of the bonds and convertible shareholder loans, since any applicable interest receivable or payable is either close to current market rates or the instruments are short-term in nature. Material differences between the fair values and carrying amounts of these borrowings as of 30 June 2022 and 31 December 2021 are identified as follows:

	30 June 2022
	Carrying amount	Fair value
Bonds	432,903	453,016

	31 December 2021
	Carrying amount	Fair value
Bonds	363,100	368,476

Fair value measurements

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured to fair value on a recurring basis as of 30 June 2022 (in thousands):

	30 June 2022
	Level 1	Level 2	Level 3	Total
Warrant liabilities	9,170	—	—	9,170
Predecessor Earn Out Shares	—	181,000	—	181,000
OACB Earn Out Shares	—	7,300	—	7,300

	9,170	188,300	—	197,470

The Group recognized derivative financial liabilities related to warrant rights held by certain holders of Ordinary Shares and earn-out liabilities that may be settled through the issuance of Ordinary Shares to members of the management team of both the Predecessor and OACB. Changes in the fair value of the derivative financial liabilities during the period are recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss.

The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

15 June 2022
Number of shares	38,330,000
Share price	$9.38
Volatility rate	37.5%
Risk-free interest rate	3.4%

30 June 2022
Number of shares	38,330,000
Share price	$8.21
Volatility rate	40.0%
Risk-free interest rate	3.0%

The fair value of the OACB Earn Out Shares was determined using a Monte Carlo analysis that incorporated inputs and assumptions as further described below. Assumptions and inputs associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following table presents the assumptions and inputs that were used for the model in valuing the OACB Earn Out Shares:

15 June 2022
Number of shares	1,250,000
Share price	$9.38
Volatility rate	37.5%
Risk-free interest rate	3.4%

30 June 2022
Number of shares	1,250,000
Share price	$8.21
Volatility rate	40.0%
Risk-free interest rate	3.0%

The number of shares is based on the shares granted as part of the Business Combination Agreement. The stock price is based on Company’s stock price at the valuation date. The volatility rate is based on historical data from a peer group of public companies with an enterprise value between $500 million and $5 billion. The risk-free interest rate is based on U.S. treasury yields corresponding to the expected life input into the pricing model.

The fair value of the warrant liabilities was determined using the public trading price of the warrants. The public trading price of the warrants was $1.08 and $0.84 at 15 June 2022 and 30 June 2022, respectively.

The Group did not recognize any transfers of assets or liabilities between levels of the fair value hierarchy during the six months ended 30 June 2022.

23.	Supplemental cash flow information

Supplement cash flow information for the period ended 30 June 2022 and 2021 is included below (in thousands):

	30 June
	2022	2021
Non-cash investing and financing activities
Right-of-use assets obtained through new operating leases	1,592	13,672
OACB Earn Out Shares recognized	9,100	—
Predecessor Earn Out Shares recognized	227,500	—
Settlement of SARs	30,302	—
Equity issued through exercise of convertible bonds	—	92,975
Bonds converted to equity	—	105,501
Change in fair value at initial recognition of bonds	—	27,516

24.	Subsequent events

The Group evaluated subsequent events through 31 August 2022, the date these unaudited condensed consolidated interim financial statements were available to be issued.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

On 13 July 22, the Company entered into settlement agreements with both Aztiq and Alvogen for the $25.0 million in related party loans provided by each party. As a result of the settlement agreement, Aztiq and Alvogen each received 2,500,000 Ordinary Shares. The settlement will be accounted for as an extinguishment of financial liabilities. In accordance with IFRS 9, the difference between the fair value of the consideration paid for the settlement, and the extinguished financial liabilities will be recognized in the consolidated statement of profit or loss and other comprehensive income or loss.